                                                               Exhibit (a)(3)(A)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

BIGELOW/DIVERSIFIED SECONDARY
PARTNERSHIP FUND 1990,

            Plaintiff,

      v.                                           C.A. No. 16630

DAMSON/BIRTCHER PARTNERS,
BIRTCHER INVESTORS,
BIRTCHER/LIQUIDITY PROPERTIES,
BIRTCHER PARTNERS, BIRTCHER
PROPERTIES, BIRTCHER LTD.,
BIRTCHER INVESTMENTS,
BREICORP, L.F. SPECIAL FUND, L.P., II,
L.F. SPECIAL FUND I, L.P., LIQUIDITY
FUND ASSET MANAGEMENT, INC.,
ARTHUR BIRTCHER, RONALD
BIRTCHER, ROBERT ANDERSON,
RICHARD G. WOLLACK and
BRENT R. DONALDSON,

            Defendants,

      and

DAMSON/BIRTCHER REALTY
INCOME FUND, I, DAMSON
BIRTCHER REALTY INCOME FUND II,
and REAL ESTATE INCOME
PARTNERS III,

            Nominal Defendants.


                            NOTICE OF OFFER TO SETTLE
                          CLASS AND DERIVATIVE ACTIONS

TO: ALL LIMITED PARTNERS OF DAMSON/BIRTCHER REALTY INCOME FUND I AS OF THE DATE OF THE EXECUTION OF THE PROPOSED SETTLEMENT AGREEMENT ATTACHED HERETO, INCLUDING THEIR


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      SUCCESSORS IN INTEREST, PREDECESSORS, REPRESENTATIVES, TRUSTEES,
      EXECUTORS, ADMINISTRATORS, HEIRS, ASSIGNS OR TRANSFEREES, IMMEDIATE AND REMOTE, AND EXCLUDING THE DEFENDANTS AND NAMED PLAINTIFFS.

      PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY. SHOULD YOU CHOOSE TO ACCEPT THIS INDIVIDUAL OFFER OF SETTLEMENT CONTAINED HEREIN, YOU WILL BE ENTITLED TO PAYMENT OF A CASH AMOUNT DESCRIBED HEREIN. HOWEVER, SHOULD YOU ACCEPT THIS OFFER, YOUR RIGHT TO PARTICIPATE FURTHER IN THE ABOVE CAPTIONED ACTION, AND A CORRESPONDING ACTION FILED IN CALIFORNIA, WILL BE EXTINGUISHED.

      This is an offer to engage in individual settlements (the "Offer of Settlement") with putative class members in connection with class and derivative actions brought on behalf of the limited partners of Damson Birtcher Realty Income Fund - I, Damson/Birtcher Realty Income Fund II, and Real Estate Income Partners III against defendants Damson/Birtcher Partners, Birtcher Investors, Birtcher/Liquidity Properties, Birtcher Investments, L.F. Special Fund, II, L.P., L.F. Special Fund I, L.P., Birtcher Partners, Birtcher Properties, Birtcher Ltd. and Liquidity Fund Asset Management, Inc., Arthur Birtcher, Ronald Birtcher, Robert Anderson, Richard G. Wollack and Brent R. Donaldson, alleging unlawful self-dealing and breach of fiduciary duties (as more fully described below).

I.    WHAT WOULD I RECEIVE IF I ACCEPTED THE OFFER OF SETTLEMENT?

      As explained in further detail below, a limited partner (an "Interestholder") of Damson Birtcher Realty Income Fund I ("Partnership I or the "Partnership") who chooses to accept this Offer of Settlement (a "Settling Interestholder") will receive the following consideration: (1) a payment of the Settling Interestholder's pro rata share of the proceeds available for distribution from the liquidation of the Partnership I properties (the "Partnership I Properties"), including the proceeds withheld from the sale of the Partnership I Properties to ensure that sufficient funds exist to indemnify the defendants in connection with their defense of the Actions (as defined below), which will be paid immediately upon your acceptance of this offer by Partnership I; and (2) a total payment of $1.00 for all of the Partnership I interest (the "Interests") held by the Settling Interestholder, which will be paid by the general partner of Partnership I (the "General


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Partner"). A Settling Interestholder who chooses to accept this offer and delivers his acceptance before December 28, 2001 will no longer be an interestholder of Partnership I and will not be issued a form K-1 after the 2001 tax year.

      As of the date of mailing of this Offer of Settlement, December 4, 2001, each $1,000 interest had a per interest value of approximately $64.57 (the "Interest Value"). The Interest Value is derived by dividing the total amount of the remaining Partnership I Proceeds by the number of Partnership I Interests outstanding, less a pro rata amount withheld to cover the costs of winding up Partnership I. The settlement amount you will receive in the event that you accept this offer of settlement can be determined by multiplying the interests you own by the Interest Value, which is $64.57, and adding $1.00.(1) There is no guarantee that the Interest Value will not decrease as this litigation progresses and additional costs and expenses are incurred and it likely will decrease, perhaps substantially. Nonetheless, if this offer to settle is accepted by you on or before January 15, 2002, the General Partner will pay you the full interest value set forth in this section, even if the actual value has decreased by virtue of the disbursement of additional funds by the General Partner. In short, the General Partner is offering to settle with you now by returning to you all remaining proceeds currently being held to defend the Actions, plus a nominal $1 payment.

II.   WHAT IS THE CURRENT STATUS OF THE LAWSUITS?

      THE DESCRIPTION OF THE LAWSUITS AND THE OFFER OF SETTLEMENT WHICH FOLLOWS HAS BEEN PREPARED BY COUNSEL FOR DEFENDANTS. THE COURT HAS MADE NO FINDINGS WITH RESPECT TO SUCH MATTERS, AND THIS OFFER OF SETTLEMENT IS NOT AN EXPRESSION BY THE COURT OF FINDINGS OF FACT.

      1. On September 9, 1998, plaintiff Bigelow/Diversified Secondary Partnership Fund 1990 ("Bigelow") filed a class action and derivative complaint against defendants

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(1)   For example, assuming that you own 10 Interests with a per interest value of $64.57, you would receive a distribution of $646.70 if you accepted this Offer of Settlement and assigned your Interests to the General Partner of Partnership I: 10 Interests x $64.57 = $645.70+ $1.00 = $646.70.


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Damson/Birtcher Partners, Birtcher Investors, Birtcher/Liquidity Properties,
Birtcher Investments, L.F. Special Fund, II, L.P., L.F. Special Fund I, L.P., Arthur Birtcher, Ronald Birtcher, Robert Anderson, Richard G. Wollack and Brent
R. Donaldson (the "Original Defendants") in Delaware (the "Delaware Action").

      2. On April 2, 1999, plaintiffs Madison Partnership Liquidity Investors XVI, LLC and ISA Partnership Liquidity Investors (the "California Plaintiffs") (collectively, with Bigelow, the "Plaintiffs") filed a class action and derivative complaint against the Original Defendants in California (the "California Action"). The allegations asserted in the California complaint were substantially similar to those allegations made in the Delaware Action.

      3. Plaintiffs brought the Delaware Action and the California Action (collectively, the "Actions") on behalf of the limited partners (the "Limited Partners") of Damson Birtcher Realty Income Fund I, Damson/Birtcher Realty Income Fund II, and Real Estate Income Partners III (collectively, the "Partnerships"), alleging that the Original Defendants engaged in unlawful self-dealing and breached their fiduciary duty to the Limited Partners in connection with the Original Defendants' failure to sell approximately twenty properties (the "Properties") held by the Partnerships in a timely manner and maximize the value derived from the sale of the Properties.

      4. On April 14, 2000, Bigelow filed an amended class action and derivative complaint in Delaware (the "Delaware Amended Complaint"), which named additional defendants, including Birtcher Partners, Birtcher Properties, Birtcher Ltd. and Liquidity Fund Asset Management, Inc. (collectively, with the Original Defendants, the "Defendants").

      5. Subsequently, on August 14, 2000, the California Plaintiffs also filed an amended class action and derivative complaint against the Defendants in California (the "California Amended Complaint"), which is substantially similar to the Delaware Amended Complaint (collectively, the "Amended Complaints").

      6. In the Amended Complaints, Plaintiffs alleged that Defendants (1) failed to satisfy their fiduciary and contractual obligations to liquidate the Properties in a timely manner and maximize the return to the Limited Partners on those sales; (2) purposefully delayed in


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liquidating the Properties in order to serve their own interests; and (3) sold the Properties for an unusually low price, thereby permitting the purchasers to later sell the Properties for several million dollars more than the original purchase price. As a result of these alleged fiduciary and contractual violations, Plaintiffs contend that the Partnerships have suffered millions of dollars in damages.

      7. Defendants deny that they have breached any duty or acted improperly in any way. In particular, defendants intend to prove that they sold the Partnerships' properties in a manner which they believed, in good faith, would maximize the return on such properties, including by conducting no less than two auctions to sell such properties. In addition, defendants intend to prove that they did not delay in liquidating the properties and sold the properties for the best prices available at the time. Finally, defendants intend to prove that their primary economic incentive was to dispose of the properties at the highest available value so as to maximize current disposition fees, and that agreements entered into between some defendants and the purchasers of 10 of the 19 properties do not provide economic incentives which would rationally have led anyone to sell the properties in the portfolio for less than "top dollar".

      8. On August 14, 2000, the California Plaintiffs petitioned the Court for an order certifying the class (the "Certification Motion"). Defendants opposed the Certification Motion on various grounds and sought discovery in connection therewith. At a hearing held on December 19, 2000, the California Court denied the Certification Motion and ordered the case to go forward as a derivative action.

      9. On October 27, 2000, Defendants in this action sought permission of the Delaware Court of Chancery to communicate this offer to you. Plaintiff's counsel opposed that motion. At a hearing held on December 4, 2000, the Delaware Court ruled that Defendants could communicate this offer to you. In its ruling, however, the Court made clear that it had not determined that the offer was fair or that this document complied with applicable law or contained a complete and accurate statement of all relevant facts.


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      10.   Following the filing of the motion to communicate this offer to you in the Delaware Court, the plaintiffs in the California Action filed motions which asked the California Court to order the distribution of the funds withheld by the General Partner which would be distributed to you in the event that you were to accept this offer. Defendants opposed those motions. At a hearing held on December 19, 2000 the California Court denied the motions.

      11. The California action is currently set for trial May 6, 2002. The Delaware action is not yet scheduled for trial.

III.  WHAT IS THE FACTUAL BACKGROUND TO THE LAWSUITS?

      1. The Partnerships were formed during 1984 and 1985 for the purpose of acquiring, operating and ultimately selling or disposing of the Properties, which were primarily commercial and industrial properties the Partnerships acquired between 1984 and 1988. Initially, the Partnerships' objectives provided that the Partnerships would hold the Properties for at least five years before attempting to sell or otherwise dispose of the assets. The Partnerships also contemplated that such sale or disposition would be left to the discretion of the General Partners based on economic and other considerations. In accordance with the sections 9.1.5 and 9.1.6 of the Partnership Agreement (as defined herein), the General Partner of Partnership I earned property management fees in connection with the management of the Partnership I Properties, during this period.

      2. Due to the depressed real estate market in the late 1980s and early 1990s, the general partner of Partnership I solicited the Interestholders' consent to several amendments to the Amended and Restated Partnership Agreement (the "Partnership Agreement"). Similar consent solicitations were distributed to the limited partners of Partnership II and Partnership III. The limited partners approved the amendments to their respective partnership agreements (collectively, with the Partnership I consent solicitation, the "1993 Consent Solicitation"). The amendments were part of a comprehensive proposal to prepare the Partnership I Properties for sale based on the general partner's expectations regarding possible improvements in market conditions.


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      3.    The 1993 Consent Solicitation proposed a change in the General
Partner's compensation structure, whereby the General Partner would receive an asset management fee based on a percentage of the appraised value of the Partnership I Properties. Finally, the 1993 Consent Solicitation also provided for a vote by the Interestholders regarding liquidation of Partnership I, in the event that properties representing at least one-half of the aggregate appraised values of all the Partnership I Properties as of January 1, 1993 were not sold (or under contract for sale) by the end of 1996 (the "Liquidation Vote"). A majority of the Interestholders voted to adopt the proposals contained in the 1993 Consent Solicitation.

      4. On November 30, 1996, Partnership I sold Arlington Executive Plaza for $3,041,250. (See Schedule A, attached hereto, for a list of the properties held by Partnership I, the dates these properties were sold, and an indication as to whether the General Partner has been retained to manage the property following the sale). However, the General Partner of Partnership I was unable to negotiate the sale of the six remaining Partnership I Properties in light of, among other things, the depressed real estate market.

      5. Partnerships II and III also experienced similar difficulties in selling the remaining Properties during 1996 and 1997. Thus, while the General Partners considered several purchase proposals, these transactions never materialized. The General Partners, exercising their business judgment, declined to sell the Properties during that period.

      6. The fact that the remaining Properties remained unsold triggered a Dissolution Vote by the Limited Partners pursuant to the 1993 Consent Solicitation. On February 18, 1997, the General Partners distributed a second round of consent solicitations (the "1997 Consent Solicitation") to the Limited Partners, advising them of their view that the low values stemmed from the scarcity of institutional buyers, ongoing liquidation by the Resolution Trust Corporation of the property portfolios of failed savings and loans and thrift institutions, which contributed to an oversupply of properties in certain markets and differing expectations regarding the recovery from generally weak economic conditions in the markets in which the properties were located. The General Partners also advised that significant short-term, inflationary increases in real estate


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prices, or in the values of the Properties, were unlikely. In the 1997 Consent
Solicitations, the General Partners recommended dissolution of each of the Partnerships and liquidation of the remaining Properties held by the Partnerships.

      7. Through the 1997 Consent Solicitation, the General Partners advised that there could be no assurances as to the prices that could be obtained in the sale or disposition of the Properties; they would continue to manage the Properties as they had been and consider any third party sale proposal if the Limited Partners chose not to dissolve the Partnerships; and that a sale transaction might be structured to allow the General Partners to continue to manage the Properties after the sale, in light of the General Partners' familiarity with the Properties.

      8. By March 14, 1997, a majority of the Limited Partners of the Partnerships voted to dissolve the Partnerships and liquidate the remaining Properties consistent with the advice of the General Partners.

      9. In 1998, after soliciting bids from several other buyers, the General Partners entered into a letter of intent to sell the Partnerships' remaining Properties to Abbey Investment, Inc. ("Abbey") for $85 million, consistent with the disclosures made in the 1997 Consent Solicitation. The second highest bid received was from Glenborough Realty Investment Trust ("Glenborough"),$82.5 million, which offer was also conditioned on due diligence. Because, among other reasons, Abbey's offer was significantly higher, the General Partners rejected Glenborough's offer along with others received.

      10. After protracted due diligence, Abbey reduced its offer to $79 million and the Partnerships executed new agreements with Abbey for the sale of the Properties except for Terracentre, for which the General Partners were negotiating a contract with an unrelated buyer for a price materially higher than that offered by Abbey. Thereafter, Abbey further reduced its offer to $70 million. The General Partners rejected Abbey's reduced offer and terminated the negotiations in January, 1999.

      11. On March 25, 1999, the Partnerships accepted an offer, conditioned upon due diligence, to purchase several of the Properties for $70 million from Praedium Performance Fund


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IV ("Praedium"). This offer was the highest of several bids solicited by the
General Partners. After conducting due diligence, Praedium reduced its offer in July 1999, which led the General Partners to reject Praedium's reduced offer.

      12. After the negotiations with Praedium fell through, the Partnerships sold seven of the Properties (three of which were owned by Partnership I) to Rubin Pachulski Dew Properties LLC ("Dew Properties") and all but one of the remaining properties to other buyers. By June 2000, Partnership I had sold all seven of the Properties it held to various purchasers for a total of $37,115,250.

      13. Section 9.1.5 of the Partnership Agreement provided that the General Partner of Partnership I, or one of its affiliates, may serve as a manager of the Partnership I Properties pending sale of the properties and earn a management fee for those services. Section 9.1.5 also allowed the General Partner, or one of its affiliates, to negotiate with a purchaser to continue to provide management services after the sale of the Partnership I property. The General Partner of Partnership I disclosed its intention to pursue such management agreements (the "Management Agreements") with prospective purchasers in the 1997 Consent Solicitation. Of the purchasers of the Partnership I Properties, only Dew Properties hired the general partner of Partnership I, or one of its affiliates, to manage the three properties it purchased. The Management Agreement was disclosed in Partnership I's filings with the Securities and Exchange Commission. Of the 19 properties sold by all three of the Partnerships since 1996, the General Partners have been engaged to manage 10 of these properties following the sale including three of the seven Fund I properties sold.

      14. In accordance with section 9.1.9 of the Partnership Agreement, the General Partner of Partnership I earned disposition fees on the sale of some, but not all, of the Partnership I Properties. The Disposition Fees offered the General Partner of Partnership I added incentive to maximize the sales price of the Partnership I Properties.

      15. During the four-year period the Properties were being sold, the General Partners caused the Partnerships to make several distributions to the Limited Partners out of the proceeds


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of the sales. Specifically, between December 1996 and March 2000, Partnership I made three distributions to the Interestholders from the proceeds of the sales of the Partnership I Properties (the Partnership I Distributions"). The Partnership I Distributions totaled approximately $23,800,000.(2) (See Schedule B, attached hereto, for a list of the dates and amounts of the distributions from Partnership I).

IV. WHY IS A PORTION OF THE PROCEEDS FROM THE SALE OF THE PROPERTIES BEING WITHHELD TO INDEMNIFY THE GENERAL PARTNERS?

      The Partnership Agreement mandates that upon dissolution and termination of the Partnership, the General Partner shall discharge or make adequate provision for all partnership liabilities, including debts or liability to the General Partner. The Partnership Agreement also contains a broad indemnification provision which provides that Partnership I is required to indemnify Defendants for liabilities arising within the scope of the General Partner's authority as set forth in the Partnership Agreement. In relevant part, the Partnership Agreement states:

            4.6 Indemnification of General Partner. To the extent of its assets, the Partnership will indemnify and hold harmless the General Partner and its representatives, officers, directors, subsidiaries, shareholders, partners, employees, agents, heirs, successors and assigns, and each one of them, from any expense, liability or loss resulting from any act or omission by the General Partner performed in good faith within the scope of authority conferred by this Agreement and believed by it to be in the best interest of the Partnership, except for acts or omissions constituting fraud, bad faith, misconduct or negligence, as follows:

            4.6.1 The Partnership shall indemnify, hold harmless and pay all judgments and claims against any of the Persons set forth in Section
            4.6 in connection with any expense, liability or loss, including attorneys' fees incurred in connection with the defense of any action based on any act or omission within the scope of authority conferred by this Agreement (except for acts or omissions constituting fraud, bad faith, misconduct or negligence), which attorneys' fees may be paid as incurred, including all such

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(2)   The general partners of Partnership II and III caused similar distributions to be made to the limited partners of Partnership II and III.


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            liabilities under federal and state securities laws as permitted by law....

            4.6.2 All judgments against the Partnership or against the Persons set forth in Section 4.6 wherein such Persons are entitled to indemnification must first be satisfied from Partnership assets before the General Partner or such other Persons are responsible for these obligations.

Amended and Restated Agreement of Limited Partnership of Damson/Birtcher Realty Income Fund I, Sections 4.6 et seq.

      In light of the express language of the Partnership Agreement, it is the position of the Defendants that Partnership I has a duty, pursuant to the Partnership Agreement, to indemnify Defendants in connection with the Actions, notwithstanding Plaintiffs' allegations. As such, the General Partner of Partnership I has caused Partnership I to withhold a portion of the proceeds from the sale of the Partnership I Properties to ensure that sufficient funds exist to indemnify Defendants in connection with their defense of the Actions (the "Indemnification Funds"). There can be no assurance that the General Partner's interpretation of this provision will ultimately prevail in Court, or that plaintiffs will not be able to prove facts which render the provision inapplicable.

V. IS THERE AN INSURANCE POLICY WHICH MIGHT COVER SOME OR ALL OF THE INDEMNITY OBLIGATIONS OF THE PARTNERSHIPS?

      Yes. The Partnership is the beneficiary of a primary "Directors & Officers" insurance policy with a limit of $10 million, and an "excess" policy with an "excess" limit of an additional $10 million. To date, however, the insurers have reserved their rights under the policies, which means that in order to recover, it may be necessary to sue the insurers. Of course, there can be no assurance that the Partnerships will be able to recover under the policies or that one or more exclusions to the policies will not be applicable.

VI. WHEN WILL THE PROCEEDS FROM THE SALE OF THE PROPERTIES THAT HAVE BEEN WITHHELD FOR INDEMNIFICATION BE AVAILABLE FOR DISTRIBUTION TO THE LIMITED PARTNERS?

      Because, as Defendants believe, the Partnership Agreement authorizes the General


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Partner of Partnership I to withhold the Indemnification Funds, these funds are not available for immediate distribution to the Interestholders until the Actions are resolved. Rather, during the period that the Actions continue, the Indemnification Funds will be used to pay attorneys' fees and other costs and expenses associated with the Actions. However, once the Actions are resolved, either through settlement or final judgment, the remainder of the Indemnification Funds, if any, will be available for distribution to the Interestholders. It is possible that the Indemnification Funds available for distribution to the Interestholders at the conclusion of the Actions could be substantially less than the amount of those funds today. The General Partner is, therefore, unable to predict when the Actions will be resolved or the amount of the Indemnification Funds that will be available for distribution at the point the Actions are resolved.

VII. IS THE GENERAL PARTNER CONTINUING TO RECEIVE MANAGEMENT FEES FROM THE PARTNERSHIPS?

      No.

VIII. HOW MUCH MONEY WILL I RECEIVE, IF I ACCEPT THE OFFER OF SETTLEMENT?

      In consideration of the benefits afforded to you as a Settling Interestholder and in full and final disposition of the claims asserted against the Defendants by acceptance of this Offer of Settlement, a Settling Interestholder will receive the following consideration:

      - payment of the Settling Interestholder's pro rata share of the proceeds available for distribution from the liquidation of the Partnership I Properties, including the remainder of the Indemnification Funds, which will be paid by Partnership I, or a total of $64.57 per interest of Partnership I;

      - a total payment of $1.00 for all of the Partnership I Interests held by the Settling Interestholder, which will be paid by the general partner of Partnership I (collectively, the "Settlement Consideration").

      In exchange for payment of the Settlement Consideration, the Settling Interestholder shall: (1) release and discharge the Defendants from any and all asserted or potential claims that have been, could have been, or in the future could be asserted, in the Actions, or in any other court or forum, in connection with or in any way related to any acts or matters set forth, alleged,


                                       12
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embraced or otherwise referred to in the Actions; and (2) assign all Interests held by the Settling Interestholder to the General Partner of Partnership I, and represent and warrant that the Settling Interestholder can give good and clear title to the Interests to the General Partner of Partnership I at the time of executing the Offer of Settlement.

      THE GENERAL PARTNER OF PARTNERSHIP I ADVISES YOU NOT TO MAKE A DECISION ABOUT WHETHER TO ACCEPT OR REJECT THIS OFFER OF SETTLEMENT WITHOUT FIRST CONSULTING WITH YOUR ATTORNEY AND/OR YOUR FINANCIAL ADVISER TO DETERMINE WHAT COURSE OF ACTION IS IN YOUR BEST INTERESTS. LIKEWISE, YOU MAY WISH TO CONSULT DIRECTLY WITH THE ATTORNEYS WHO SEEK TO REPRESENT THE CLASS, SHOULD IT BE CERTIFIED.

IX. WHAT ARE THE NAMES OF THE ATTORNEYS WHO SEEK TO REPRESENT THE CLASS IN THE ACTIONS PENDING BEFORE THE COURTS IN CALIFORNIA AND DELAWARE?

      The plaintiffs' attorneys of record in the Delaware Action are as follows:


            Pamela S. Tikellis                      Steven A. Schwartz
            Robert J. Kriner, Jr.                   Chimicles & Tikellis
            Timothy R. Drudderar                    361 Lancaster Ave.
            Chimicles & Tikellis                    Haverford, PA 19041
            One Rodney Square
            P.O. Box 1035                           Telephone: 610/642-8500
            Wilmington, DE 19899
            Telephone: 302/656-2500




            Lynda J. Grant
            Ira A. Schochet
            Goodkind Labaton Rudoff &
              Sucharow LLP
            100 Park Avenue
            New York, NY 10017-5563
            Telephone: 212/907-0700


      The plaintiffs' attorneys of record in the California Action are as follows:


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
            Francis M. Gregorek  (144785)           Lawrence P. Kolker
            Francis A. Bottini, Jr. (175783)        Wolf Haldenstein Adler
            Wolf Haldenstein Adler                    Freeman & Herz LLP
              Freeman & Herz LLP                    270 Madison Avenue
            Symphony Towers                         New York, NY 10016
            750 B Street, Suite 2770                Telephone: 212/545-4600
            San Diego, CA 92101
            Telephone: 619/239-4599


      THE GENERAL PARTNER OF PARTNERSHIP I BELIEVES THAT THE OFFER OF SETTLEMENT IS IN THE BEST INTEREST OF THE GENERAL PARTNER AND THE PARTNERSHIP. NOTWITHSTANDING THIS BELIEF, THE GENERAL PARTNERS MAY HAVE AN INTEREST DIFFERENT FROM YOURS IN THIS REGARD. THEREFORE, THE GENERAL PARTNER ADVISES THAT YOU CONSULT WITH YOUR ATTORNEY OR THE ATTORNEYS OF RECORD LISTED ABOVE PRIOR TO ACCEPTING THIS OFFER OF SETTLEMENT.

X.    WHAT RIGHTS AM I WAIVING, IF I ACCEPT THE OFFER OF SETTLEMENT?

      As discussed above, acceptance of the Offer of Settlement would release the Indemnification Funds for immediate distribution to the Settling Interestholder. However, in the event that a Interestholder accepts the Offer of Settlement, the Settling Interestholder will be barred from participating in any possible future settlement or court ordered judgment awarded to Plaintiffs in the Actions, because acceptance of the Offer of Settlement will operate as a waiver and release of any and all claims that the Settling Interestholder may have against the Defendants arising out of the Actions.

XI.   WHAT IS THE SCOPE OF THE OFFER OF SETTLEMENT?

      This Offer of Settlement is to settle all pending and other class and derivative claims and to purchase the Partnership I Units. Therefore, any settlement is contingent upon a Settling Interestholder executing the attached Settlement Agreement and Release; the sale of the Settling Interestholder's Units to the General Partner of Partnership I; and the Settling Interestholder's assignment of the Interests, with good and clear title, to the General Partner of Partnership I. Because several of the claims alleged in the Actions are derivative in nature, any damages awarded on those claims would go directly to Partnership I. Thus, Defendants are unwilling to settle the class action claims without also settling and eliminating the derivative claims.

Defendants believe that settling both the class action and the derivative claims at the same time is the most efficient manner of resolving the Actions. While the derivative claims will not technically be settled as a result of your acceptance of this offer, the transfer of your ownership interests to the General Partners as part of acceptance of this settlement will transfer the benefit of those claims, if any, to the General Partner.

      This Offer of Settlement does not purport to be a comprehensive description of the Actions, the allegations or transactions related thereto. For a more detailed statement of the matters involved in the Actions, you may inspect the pleadings filed with the Delaware Court of Chancery and/or the Superior Court of the State of California, Orange County, unless such pleadings are sealed by order of the courts. Alternatively, you may direct your inquiries to counsel for Plaintiffs in the Actions, which names, addresses and telephone numbers are set forth above. PLEASE DO NOT WRITE OR TELEPHONE THE COURTS.

XII. IF I DECIDE THAT I DON'T WANT TO PARTICIPATE AS A PLAINTIFF IN THE ACTIONS BUT, RATHER, WOULD LIKE TO ACCEPT THE OFFER OF SETTLEMENT, WHAT SHOULD I DO?

      Should an Interestholder determine that he, she or it does not want to participate as a member of the plaintiff class in the Actions and would prefer to accept the Offer of Settlement, the Interestholder should first seek the advice of an attorney and/or financial adviser to confirm that this decision is in the Interestholder's best interest. Once the Interestholder has received advice on this matter, an Interestholder who still sought to accept this offer must sign the attached Settlement Agreement and Release and separate Assignment document and return each of them to the General Partner at the following address: Damson/Birtcher Partners, c/o ACS Securities, Inc., 3988 N. Central Expressway, Building 5, 6th Floor, Dallas, TX 75204.

XIII. IS THERE ANY TIME BY WHEN I MUST ACCEPT OR REJECT THIS OFFER?

      The General Partner has made this offer to any and all Interestholders of Fund I (except the named plaintiffs in the Actions). The offer expires if not previously accepted, on January 15, 2002. ACCORDINGLY, SHOULD YOU CHOOSE TO ACCEPT THE OFFER, YOU

MUST SIGN AND RETURN THE ENCLOSED DOCUMENTS TO THE GENERAL PARTNER NO LATER THAN JANUARY 15, 2002.

XIV.  SETTLEMENT WITH GRAPE INVESTORS

      Prior to petitioning the Delaware Court to approve the form of this communication to Interestholders, Grape Investors, the largest single interestholder in each of the three Partnerships, after originally soliciting consents to call a meeting to remove the General Partners, offered to settle its claims in the Actions on similar economic terms offered to Interestholders herein. The General Partner agreed to this settlement, and purchased all of Grape's Interests in the Partnership, including all of its Partnership I interests, on similar terms as those offered to you hereby. Grape Investors determined to consummate the transaction after, among other things: 1) questioning the General Partner and counsel in the Actions regarding the merits of the claims and defenses asserted in the Actions; 2) considering the time and expense related to continuing litigation; and 3) consulting with its own counsel and counsel in the Actions. Your circumstances may be different than those of Grape Investors, and you may decide not to accept the Offer of Settlement. Nonetheless, we wanted to let you know what the largest holder of Interests has determined to be in its interest in connection with a transaction which was offered to it on similar terms as those being offered to you.

XV.   MINI-TENDER ACTIVITY

      The General Partner is aware that Everest Properties II, L.L.C. ("Everest") previously offered to purchase interests of the Partnership at an amount per interest which would return substantially less on a current basis, than if holders of the Partnership Interests accept this offer made to them by the General Partner. We want you to be aware of the possibility of such activity, and our belief that this Offer of Settlement is substantially greater amount than what previously offered to owners of an affiliated fund.

XVI.  CONCLUSION

      The General Partner urges you to give serious consideration to this offer. As noted above, acceptance of the offer, while giving up your ability to participate in any recovery in the

Actions, also allows you to dispose of your Partnership I units on a current basis, for full cash value, without fees or costs and without having to await the conclusion of the Actions for your money.

      If you want to accept this offer, sign, date and return the attached Settlement Agreement and Release (the "Settlement Agreement") to:

                        Damson/Birtcher Partners
                        c/o ACS Securities, Inc.
                        3988 N. Central Expressway
                        Building 5, 6th Floor
                        Dallas, TX 75204

We will mail you your settlement proceeds promptly after receipt of your signed, dated Settlement Agreement and Release.

                                                   Very truly yours,



                                                   Damson/Birtcher Partners,
                                                        General Partner

                                                                      SCHEDULE A

                     DAMSON/BIRTCHER REALTY INCOME FUND I(1)

-----------------------------------------------------------------------------------------------------------------------------------
                           PROPERTY                                        AMOUNT           DATE          GENERAL PARTNER RETAINED
                                                                                                            TO MANAGE PROPERTY?
-----------------------------------------------------------------------------------------------------------------------------------
Terracentre                                                              $6,500,000     May 31, 2000                No
Denver Colorado(2)
-----------------------------------------------------------------------------------------------------------------------------------
The Cornerstone Shopping Center                                          $8,500,000     Oct. 15, 1999               No
Tempe, Arizona(3)
-----------------------------------------------------------------------------------------------------------------------------------
Rubin Pachulsky Dew Transaction(4)                                                      Sept. 23, 1999              Yes
-  Certified Warehouse and Distribution Center, Salt Lake City, Utah     $5,100,000
-  Oakpointe Business Center, Arlington Heights, Illinois                $5,600,000
-  Washington Technical Center, Renton, Washington                       $3,950,000
-----------------------------------------------------------------------------------------------------------------------------------
Ladera-I                                                                 $4,424,000     Sept. 22, 1999              No
Albuquerque, New Mexico(5)
-----------------------------------------------------------------------------------------------------------------------------------
Arlington Executive Plaza                                                $3,041,250     Nov. 30, 1996               No

-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                       AMOUNT
--------------------------------------------------------------------------------
TOTAL PROCEEDS FROM SALE OF PROPERTIES                               $37,115,250
--------------------------------------------------------------------------------

----------
(1)   As of May 31, 2000, Fund I has sold all of its operating properties.

(2)   Sold to Robert E. Collawn.

(3)   Sold to GDA Real Estate Services, LLC.

(4)   Sold to Rubin Pachulsky Dew Properties, LLC.

(5)   Sold to CA New Mexico, LLC.

                                                                      SCHEDULE B

             DAMSON/BIRTCHER REALTY INCOME FUND I DISTRIBUTIONS(1)

-----------------------------------------------------------------------------------------------------------------------------------
   AMOUNT               DATE                                              REASON FOR DISTRIBUTION
-----------------------------------------------------------------------------------------------------------------------------------
$9,000,000       Mar. 1, 2000          As a result of discussions with the named plaintiffs in the purported class action lawsuits.
-----------------------------------------------------------------------------------------------------------------------------------
$13,300,000      Dec. 8, 1999          Portion of proceeds from the sale of five properties.
-----------------------------------------------------------------------------------------------------------------------------------
$1,500,000       Dec. 1996             Portion of proceeds from the sale of a property.
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                       AMOUNT
--------------------------------------------------------------------------------
TOTAL DISTRIBUTIONS FROM SALE OF PROPERTIES                          $23,800,000
--------------------------------------------------------------------------------

----------
(1) This chart does not include the regular distributions representing cash flow generated from operations of the Partnership's properties and interest earned on the temporary investment of working capital net of capital reserve requirements.

                            CHIMICLES & TIKELLIS LLP
                                ATTORNEYS AT LAW
                              ONE HAVERFORD CENTRE
                            361 WEST LANCASTER AVENUE
                               HAVERFORD, PA 19041
                                 (610) 642-8500
                           TELECOPIER: (610) 649-3633
                       E-MAIL: STEVESCHWARTZ@CHIMICLES.COM




                                December 12, 2000


To Limited Partners Of:    Damson/Birtcher Realty income Fund I
                           Damson Birtcher Realty Income Fund II
                           Real Estate Income Partners III

Dear Limited Partner:

      We are counsel representing the plaintiff in the Delaware Class Action litigation, which alleges claims on behalf of the Limited Partners of Partnerships I, II and III against the General Partner. At the direction of the Delaware Court of Chancery, we write in response to the offer from the General Partner to release your share of the remaining funds held by the Partnerships in exchange for (a) transferring your interests in the Partnerships to the General Partner and (b) releasing the General Partner for its liability for the claims alleged in the Delaware Class Action and a similar class action filed in California, including claims for which the General Partner would not be entitled to any indemnification from Partnership assets and claims that would be paid by $20 million in insurance policies purchased by the Partnerships.

      The General Partner has refused to release unconditionally the remaining funds solely because it believes the Partnerships may have to provide it indemnification if the Class Action lawsuits are successful. Because the Partnership Agreement provides no indemnification for acts constituting "fraud, bad faith, misconduct or negligence," we do not believe that the Partnerships are or will be required to indemnify the General Partner for the claims alleged in the Class Action lawsuits. Accordingly, we believe the General Partner should immediately distribute the remaining funds held by the Partnership unconditionally. In this regard, a Petition for Writ of Mandate seeking to force the General Partner to immediately and unconditionally distribute the remaining Partnership fluids was recently filed in the California Class Action. The General Partner has opposed that Petition, and argument is currently scheduled before the California Court on December 19, 2000.

      In evaluating the General Partner's offer to settle, we believe you should carefully consider the following considerations: (1) the proceedings and any decision by the California Court on the Petition for Writ of Mandate; (2) the Partnership Agreements' limited indemnification provisions; (3) the potential availability of $20 million of insurance coverage to satisfy any claims or judgments in the Class Actions; (4) the reasons, if any, why the General Partner has not offered to distribute the remaining Partnership funds in exchange for a release only for claims ultimately determined to be indemnifiable, and not for claims that are not

Letter to Limited Partners
December 12, 2000
Page 2


indemnifiable or that will be subject to payment from the applicable insurance policies and not from Partnership assets; and (5) an understanding of the detailed allegations of the Delaware Amended Class Action Complaint.

      In order to assist in your evaluation of the General Partner's offer to settle, we discuss those issues below.

SUMMARY OF CLAIMS IN THE DELAWARE CLASS ACTION

      The following is a summary of the claims asserted in the Amended Complaint filed in the Delaware Class Action on April 14, 2000. The General Partner has denied the allegations in the Amended Complaint, and the Delaware courts have not yet passed judgment on the merits of the claims or defenses of the parties. Nonetheless, we believe the claims are meritorious. The Amended Complaint makes the following allegations.

      The Partnerships were formed for the purpose of acquiring and operating existing income-producing office buildings, and each had the ultimate objective of selling the properties and liquidating the Partnerships by the early 1990s. However, instead of selling the Partnerships' properties at prices designed to maximize return to the Limited Partners, the General Partner discouraged potential arms-length purchasers from bidding to purchase the Partnerships' Properties in order to maximize the General Partner's fees for managing the properties during the lives of the Partnerships, and, upon sale of the Partnerships' Properties, maximizing unearned disposition fees and procuring management contracts and equity kickers from the ultimate purchasers of the Partnerships' Properties. Accordingly, as a prerequisite to considering potential offers for the Partnerships' Properties, the General Partner required potential purchasers to agree to permit the General Partner to manage (at excessive rates of compensation) the Partnerships' Properties post-sale.

      As a result of the General Partner's conduct, it was not until mid-1999 when most of the Partnerships' Properties were finally sold. Despite the long delay in selling the Partnerships' Properties, the Partnerships received extraordinarily low prices for the properties. In May 1998, Glenborough Realty Investment Trust offered, in a Letter of Intent, to purchase the Partnerships' Properties for approximately $10 million more than the General Partner ultimately sold the Properties for. The 1998 appraisals obtained by the General Partner for the Partnerships' Properties were also approximately $10 million more than the ultimate sale prices in 1999. Since Glenborough had previously managed the Partnerships' Properties, Glenborough's offer was only subject to limited due diligence, without any financing contingencies. Glenborough advised the general Partner in writing that it was prepared to offer the Partnerships "a clean, quick close on [its] assets, with a minimum of risk on the part of the sellers ... [with] minimal representations and warranties, and an extremely short due diligence period ..."

      The General Partner was hostile to selling the Properties to Glenborough, however, because Glenborough intended to manage the Properties itself post-sale instead of paying the General Partner fees to manage the Properties post-sale. Accordingly, the General Partner initially deterred Glenborough from making an offer, and after it was made, turned it down. Rather, the General Partner entered into a Letter of Intent with Abbey Investment Inc.

Letter to Limited Partners
December 12, 2000
Page 3


("Abbey") which was subject to extensive due diligence. A significant provision of that Agreement required Abbey to pay the General Partner significant fees for managing the properties post-sale unless Abbey paid the General Partner a "termination fee" of up to $3.3 million. After protracted due diligence, Abbey reduced its offer to $70 million and negotiations broke down. The General Partner eventually sold most of the Partnerships' properties to Rubin Pachulski Dew LLC and to others for a total of approximately $70 million. The General Partner sold the Partnerships' Properties for such low prices that only months later the purchasers resold several Properties for millions of dollars of more than they paid. For example, as reflected on the attached chart, Rubin Pachulski Dew LLC resold six of the eight properties for approximately $5.125 million more than it paid the Partnerships.

      Despite generating over $60 million in net sales proceeds available for distribution to Limited Partners in mid-1999, in violation of the Partnership Agreements, the General Partner initially refused to distribute any of those sales proceeds to Limited Partners. Rather, the General Partner contended that the Partnerships needed to retain those sales proceeds in order to provide indemnification to the General Partner with respect to its potential liability in the Delaware Class Action and the California Class Action. As a result of the General Partner's misconduct, in October 1999, Plaintiff's counsel demanded that the General Partner immediately distribute the sales proceeds as required by the Partnership Agreements and threatened to file a motion with the Court seeking an order to compel such a distribution. Subsequently, in November 1999, Grape Investors, the largest holder of limited partnership units, disseminated letters to all Limited Partners stating its disagreement with the General Partner's refusal to distribute the sales proceeds and requesting the Limited Partners join with Grape in calling a Special Partners' Meeting to consider the removal of the General Partner. Copies of the Grape letters are attached. Grape Investors was successful in obtaining consent of Limited Partners holding 10% of the Limited Partnership units to demand that the General Partner set a date for the proposed meeting of Limited Partners. Nonetheless, the General Partner refused to call the Special Partners' Meeting. As a result of this pressure, however, in December 1999, the General Partner caused the Partnerships to distribute approximately $28 million to the Limited Partners.

      After this inadequate partial distribution, the Delaware Class Action counsel continued to pressure the General Partner Defendants to make additional distributions. On March 1, 2000, the General Partners distributed an additional $16.5 million of the remaining sales proceeds as a result of discussions with the named plaintiffs in the class action lawsuits.

      The General Partner is still refusing to release unconditionally approximately $15 million in remaining sales proceeds to the Limited Partners. In their proposed settlement offer, the General Partner proposes to distribute the remaining $15 million in sales proceeds in exchange for a release of all claims in the class action lawsuits, including claims against the General Partner for non-indemnifiable acts or acts that may be covered by the $20 million in insurance coverage (a $10 million primary Directors an Officers ("D&O") insurance policy and a $10 million excess policy) purchased by the Partnerships.

Letter to Limited Partners
December 12, 2000
Page 4


RELEVANT CONSIDERATIONS

      As part of your consideration of the General Partner's Offer, we agree with the General Partner that you should not accept or reject the General Partner's offer of settlement without first consulting with your attorney and/or your financial adviser to determine what course of action is in your best interest. To the extent that you believe reviewing a full copy of the Amended Complaint filed in the Delaware Class Action will be helpful, a copy is available upon written request and can be accessed on our website (www.Chimicles.com). As stated above, please keep in mind that the General Partner has denied the allegations in the Amended Complaint, and the Delaware Courts have not yet passed judgment on the merits of the claims or defenses of the parties.

      In addition, you may want to consider the following factors.

      1.    WRIT OF MANDATE PETITION IN CALIFORNIA CLASS ACTION

      The Plaintiff in the California Class Action recently filed a Petition for Writ of Mandate requesting that the California Court order the General Partner to distribute all of the remaining sales proceeds held by the Partnerships without requiring Limited Partners to release the General Partner for the claims asserted in the Delaware and California Class Actions and without requiring Limited Partners to waive their right to share in any settlement or judgment in those Class Actions. A hearing on the California Petition is currently scheduled for December 19, 2000 and per customary practice, the California Court will likely issue a tentative ruling by that date. Thus, you should consider whether to defer making any decision on the General Partner's offer until after the California Court rules.

      2.    THE PARTNERSHIP AGREEMENTS' LIMITED INDEMNIFICATION PROVISIONS

      The General Partner has refused to distribute the remaining sale proceeds to the Limited Partners solely because it believes it might be entitled to indemnification from Partnership assets for any liability on the part of the General Partner in connection with the Delaware and California Class Action lawsuits. Section 4.6 of the Partnership Agreements provides the General Partner has no right to indemnification for acts constituting "fraud, bad faith, misconduct or negligence." Accordingly, we do not believe that the General Partner is entitled to any indemnification, and therefore believe its refusal to unconditionally distribute the remaining sales proceeds is contrary to the provisions of the Partnership Agreements. The General Partner disputes this interpretation of the indemnification provisions, and there can be no assurance whose position will ultimately prevail in the class action litigation. In connection with evaluating the Partnership Agreements' indemnification provisions, you might want to consider that in the attached November 10, 1999 letter from Grape Investors, Grape also took the position that the General Partner is not entitled to indemnification.

      3.    AVAILABILITY OF INSURANCE COVERAGE

      The General Partner caused the Partnerships to purchase two D&O insurance policies totaling $20 million. Those policies provide coverage not only for claims for which the General

Letter to Limited Partners
December 12, 2000
Page 5


Partner is entitled to indemnification from the Partnerships, but also for claims that are not indemnifiable from Partnership assets. The General Partner and the Partnerships have asserted their entitlement to coverage pursuant to the insurance policies. The insurers have reserved their rights with respect to the policies, which means that the General Partner and the Partnerships may have to sue to collect anything under the policies. In evaluating whether or not to waive your right to share in any recovery in the Class Actions, you should consider the potential availability of up to $20 million of insurance coverage with respect to the Class Action claims to pay for any settlement or judgment.

      4.    NATURE OF THE RELEASE OF CLAIMS AND ASSIGNMENT OF INTERESTS

      Pursuant to the General Partner's proposed offer of settlement, Limited Partners would not only provide the General Partner a release with respect to the Class Action claims for which it may be entitled to indemnification from the Partnerships' assets, but also a release with respect to claims for which it is not entitled to indemnification from the Partnership's assets. In addition, the General Partner would receive a release for its liability for both indemnifiable and non-indemnifiable claims which might ultimately be paid from the D&O insurance policies. In addition, the General Partner will receive an assignment of your interests in the Partnerships to the General Partner. The General Partner is using Partnership assets (your pro-rata share of the remaining funds held by the Partnerships) plus $1 to purchase these releases of liability and your limited partnership units. The General Partner's stated reason for refusing to distribute unconditionally the remaining funds held by the Partnerships is its contested right to indemnification from the Partnerships' funds with respect to the pending Class Action lawsuits. In evaluating the General Partner's offer to settle, we believe you should consider whether the General Partner, as your fiduciary, should have structured a settlement offer to release your pro-rata share of the remaining funds in exchange for a release limited only to the General Partner's liability with respect to the Class Action claims that are ultimately determined by a Court of competent jurisdiction to be indemnifiable and required to be paid from Partnership assets. We do not believe distribution of the remaining Partnership funds should be contingent on Limited Partners providing a release of any liability of the General Partner that is ultimately determined to be not indemnifiable and/or is subject to payment from the applicable D&O insurance policies and is not otherwise subject to payment from Partnership assets. Nor do we believe Limited Partners should be required to give up their right to share in any recovery in the Delaware or California class actions.

      Before making any decision on the General Partner's offer to settle, please carefully review all the enclosed materials and consult with your legal and/or financial advisers. Please feel free to contact Steven A. Schwartz, Esquire at our Firm's Haverford, Pennsylvania office directly or through your legal and/or financial advisers if we can be of further assistance.


                                                        Very truly yours,




                                                        Chimicles & Tikellis LLP

                 RUBIN PACHULSKI DEW SALE AND RESALE PRICES(1)


                                         SALE PRICE BY
                                              THE
                                         PARTNERSHIPS
                                           TO RUBIN      DATE OF PURCHASE
                                         PACHULSKI DEW       FROM THE          GROSS
PARTNERSHIP PROPERTY      LOCATION            LLC          PARTNERSHIPS     RESALE PRICE   DATE OF RESALE
---------------------------------------------------------------------------------------------------------
Certified 431          Salt Lake, UT     $2,170,213            9/23/99        $3,485,000       12/10/99
Certified 430          Salt Lake, UT     $2,929,787            9/23/99        $4,035,000       12/17/99
Wash. Tech             Renton, WA        $3,950,000            9/23/99        $5,130,000       02/07/00
Kennedy                Palatine, OL      $2,600,000            9/23/99        $3,125,000       02/07/00
Creekridge             Bloomington, MN   $8,300,000            9/23/99        $8,876,000       03/17/00
Forum                  Wauwatusa, WI     $4,908,000(2)         9/23/99        $5,332,000       08/31/00
Lakeland               Milwaukee, WI     $5,200,000            9/23/99            N/A              N/A
Oakpointe              Arlington, IL     $5,600,000            9/23/99            N/A              N/A

----------
(1)   Information produced by Rubin Pachulsky Dew LLC

(2)   Total Capitalized Costs

                              GRAPE INVESTORS, LLC
                       1650 Hotel Circle North, Suite 200
                               San Diego, CA 92108
                               Phone: 800-891-4105
                                Fax: 619-686-2056
--------------------------------------------------------------------------------




                                November 10, 1999


Re:   DAMSON/BIRTCHER REALTY INCOME FUND I

Dear Limited Partner:

      Grape Investors, LLC ("Grape") currently owns approximately 7.30% of the issued and outstanding Limited Partnership Interests ("Units") of the Damson/Birtcher Realty Income Fund I (the "Partnership").

      Grape strongly disagrees with the General Partners' refusal to distribute cash held by the Partnership from the sale of its properties until the class action lawsuits flied against the General Partners and the Partnership are resolved. The General Partners are retaining such cash because they believe they may be entitled to indemnification for any damages they incur as a result of such lawsuits. However, under Section 4.6 of the Partnership Agreement, there is no right to indemnification for acts constituting "fraud, bad faith, misconduct or negligence." Therefore, the General Partners have no claim for indemnification should the plaintiffs in the lawsuits be successful. The General Partners' only claim might be, if the General Partners and the Partnership are successful in defending the lawsuits, for reimbursement of their attorney fees and costs. The General Partners' refusal to distribute the cash proceeds from the sale of the Partnership properties until the lawsuits are resolved is unacceptable to Grape.

      Pursuant to Paragraph 4.4 of the Limited Partnership Agreement ("Agreement"), a majority of the Units held by Limited Partners may:

      (i)   Dissolve and liquidate the Partnership;

      (ii)  Remove the General Partners; and

      (iii) Appoint a Liquidating Trustee.

      Article XI of the Agreement provides that Limited Partners holding 10% or more of the Units may give written notice to the General Partners to call a meeting of the Limited Partners. The General Partners, within 10 days of receipt of such written notice, are required to give notice to all Limited Partners of the date and time of the meeting and its purpose. The Agreement provides that such meeting of the Limited Partners shall be held on a date not less than 15 or more than 60 days after receipt of such request.

Letter to Limited Partners
November 10, 1999
Page 2

      Grape needs the support of an additional 2.7% of the outstanding Units to join with Grape to give written notice to the General Partners to call a meeting. The purpose of such meeting would be as follows:

      (i)         Removal of the General Partners;

      (ii)        Dissolution and liquidation of the Partnership; and

      (iii) Appointment of a Liquidating Trustee to replace the General Partners, which Liquidating Trustee would be a retired superior court judge or federal judge, who would have no affiliation whatsoever with the General Partners, any Limited Partner, or the Partnership.

                  THIS IS NOT A SOLICITATION TO ACT ON YOUR BEHALF, OR TO ACT AS YOUR PROXY. THE SOLE PURPOSE OF THIS LETTER IS TO DETERMINE IF YOU WANT TO JOIN GRAPE IN CAUSING THE PARTNERSHIP TO SOLICIT A VOTE OF THE LIMITED PARTNERS TO (i) REMOVE THE GENERAL PARTNERS; (ii) DISSOLVE AND LIQUIDATE THE PARTNERSHIP; AND
                  (iii) APPOINT A LIQUIDATING TRUSTEE. THIS VOTE WILL BE SOLICITED By THE PARTNERSHIP, AND GRAPE CANNOT PREDICT, AT THIS TIME, THE OUTCOME OF SUCH VOTE.

      If you agree with Grape and would like to join with Grape to notice the General Partners to call a meeting of the Limited Partners for the above purposes, please return the enclosed "Information Sheet" to Grape.

                                            Sincerely,

                                            GRAPE INVESTORS, LLC

                                            By: Its Manager, Arlen Capital, LLC


                                            By: Don Augustine, Manager



cc:   Robert M.  Anderson
      on behalf of Damson/Birtcher Partners as General Partner